-FOR IMMEDIATE RELEASE-

RAFAEL FILES CLAIM AGAINST ELRON'S SUBSIDIARIES, DEP AND RDC

Tel Aviv, September 20, 2006 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that Rafael Armaments Development Authority Ltd. ("Rafael") has filed a claim with the Tel Aviv District Court against Elron's 100% subsidiary, DEP Technology Holdings Ltd. ("DEP"), and RDC Rafael Development Corporation Ltd. ("RDC"), 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael.

Elron strongly believes, based on legal advice, that there is no basis for Rafael's claim and intends to vigorously defend the claim.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and advanced materials. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)